Filed Pursuant to Rule 424(b)(8)

Registration No. 333-228109

VERITAS FARMS, INC.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated February 14, 2019)

Introduction

The purpose of this Prospectus Supplement is to (a) update information regarding the identity and holdings of the selling shareholders set forth in the section of the Company’s Prospectus dated February 14, 2019 (the “Base Prospectus”) entitled “Selling Shareholders;” and (b) amend certain terms of the plan of distribution set forth in the section of the Base Prospectus entitled “Plan of Distribution.” This Prospectus Supplement should be read in conjunction with the Base Prospectus and the narrative and financial information contained therein. All further references in this Prospectus Supplement to the term “Prospectus” shall be deemed to refer to the Base Prospectus as supplemented by this Prospectus Supplement. Any capitalized terms not otherwise defined herein shall have the same meanings as given in the Base Prospectus.

Unless the context otherwise requires, references in this Prospectus to “Veritas Farms,” “the Company,” “we,” “our” and “us” refer to Veritas Farms, Inc. and its subsidiary. All share and per share information in this Prospectus Supplement gives pro forma effect to the implementation of a one for four reverse stock split effective September 20, 2019.

The date of this Prospectus Supplement is September 26, 2019.

 SELLING SHAREHOLDERS

This Prospectus covers the resale from time to time by the selling shareholders identified in the table below of up to 15,718,750 shares of common stock through this Prospectus consisting of (a) 7,859,375 shares held by the selling shareholders named in this Prospectus as part of the Units they purchased in the Private Offering completed in July 2018; (b) 7,094,792 shares held by the selling shareholders named in this Prospectus, which have subsequently been issued upon exercise of Warrants; and (b) 764,583 shares issuable upon exercise of the remaining outstanding Warrants included in the Units.

We are registering the shares to permit the selling shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest to, from time to time, sell any or all of the shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions when and as they deem appropriate in the manner described in “Plan of Distribution.” As of the date of this Prospectus, there are 36,934,380 shares of our common stock issued and outstanding.

The following table sets forth, as of the date of this Prospectus, the name of each selling shareholder, the number and percentage of shares of our common stock beneficially owned by each selling shareholder prior to the offering for resale of the shares under this Prospectus, the number of shares of our common stock beneficially owned by each selling shareholder that may be offered from time to time under this Prospectus, and the number and percentage of shares of our common stock beneficially owned by the selling shareholder after the offering of the shares (assuming all of the offered shares are sold by the selling shareholder.

There are no agreements between the Company and any selling shareholder pursuant to which the shares subject to this registration statement were issued.   Except for Dr. Bao Tran Doan, who became a director of the Company in March 2019, none of the selling shareholders has ever been an executive officer or director of the Company or has had a material relationship with us at any time within the past three years.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.

Name of Selling Shareholder	Total Shares Owned by Selling Shareholder	Total Shares to be Registered Pursuant to this Offering	Percentage of Common Stock Before Offering	Number of Shares Owned by Selling Shareholder After Offering

Ian Wight	587,500	500,000	1.6%	87,500

Robert A. Williams and Melissa Williams	500,000	500,000	1.4%	0

Makahit LLC (1)	1,350,000	1,250,000	3.7%	100,000

Paul David Crain	583,334	583,334	1.6%	0

George Atlee Bodden	2,433,750	1,796,875	6.7%	646,875

Joseph Seely	150,000	150,000	*	0

Steven Eberly	100,000	100,000	*	0

William R. Maines	2,500,000	2,500,000	6.8%	0

Marcus Simonds	500,000	500,000	1.4%	0

Richard Danzansky	421,875	390,625	1.1%	31,250

John Gould	250,000	250,000	*	0

Joseph E. Simmons and Jacqueline Simmons	250,000	250,000	*	0

Lewis Rissman	175,000	175,000	*	0

Steven Gurland	125,000	125,000	*	0

Cornelis F. Wit	2,687,500	1,125,000	7.1%	1,562,500

Dennis F. Ratner Revocable Trust	562,500	500,000	1.5%	62,500

Deborah Ann Mulligan	125,000	125,000	*	0

Matthew Ian Wight	175,000	175,000	*	0

Michael Gordon	265,625	265,625	*	0

Naul Clayton Bodden	468,750	250,000	1.3%	218,750

Morton Brown	98,750	98,750	*	0

Nicholas Petrocelli	500,000	500,000	1.4%	0

Manoel A. Pinto	62,500	62,500	*	0

Michael Martin	500,000	500,000	1.4%	0

Rainbow 18, LLC (2)	250,000	250,000	*	0

ARA Capital Trading, LLC (3)	375,000	375,000	1.0%	0

Steve Koffman	166,667	166,667	*	0

Dr. Lawrence T. Markson	109,375	75,000	*	34,375

Dr. Eric T. Markson	75,000	75,000	*	0

Lorentz C. Stepperud	25,000	25,000	*	0

Michael Oliver Martelly	100,000	100,000	*	0

Michael Roumph	562,500	500,006	1.5%	62,500

Michael G. Meyers	33,334	33,334	*	0

Curt Fenkl	500,000	500,000	1.4%	0

Residence Ventures, LLC(4)	83,334	83,334	*	0

Tapan K. Daftari	364,584	333,334	1.0%	21,350

Dr. Bao Tran Doan	215,625	125,000	*	90,625

*Less than 1%.

(1)	Harvey Birdman has voting and dispositive control of the shares held by Makahit LLC.

(2)	Herbert Hirsch has voting and dispositive control of the shares held by Rainbow 18, LLC.

(3)	Alain Aragon has voting and dispositive control of the shares held by ARA Capital Trading, LLC.

(4)	Sephr Alavi Bebr has voting and dispositive control of the shares held by Residence Ventures, LLC

PLAN OF DISTRIBUTION

The selling shareholders named in this Prospectus, and any of their pledgees, donees, transferees, assignees and successors-in-interest, may from time to time, offer and sell any or all of the shares of common stock through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the shares of common stock. However, we may receive proceeds in connection with the exercise of the Warrants, if they are exercised for cash.

The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of shares of common stock. We will bear all costs, expenses and fees in connection with the registration of the shares of common stock.

Our common stock is currently quoted on the OTCQB tier of the over-the-counter market operated by OTC Markets Group, Inc. under the symbol “VFRM.” On September 15, 2019 the closing price for our common stock was $3.88, as reported by OTC Markets Group, Inc.

The selling shareholders may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	to cover short sales made after the date that this registration statement is declared effective by the SEC;

●	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

●	through the distribution of common stock by any selling shareholder to its partners, members or shareholders;

●	any other method permitted pursuant to applicable law; and

●	a combination of any such methods of sale.

Broker-dealers engaged by the selling shareholders may arrange for broker-dealers to participate in sales.  Broker-dealers may receive commissions or discounts the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this Prospectus, as subsequently further supplemented or amended, if required.

Upon a selling shareholder’s notification to us that any material arrangement has been entered into with a broker-dealer for the sale of such shareholder’s common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act disclosing (a) the name of each such selling shareholder and of the participating broker-dealer(s); (b) the number of shares involved; (c) the price at which such shares of common stock were sold; (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; (e) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus; and (f) other facts material to the transaction.

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the donees, assignees, transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus and may sell the shares of common stock from time to time under this Prospectus, as subsequently further supplemented or amended, if required.

In the event that the selling shareholders are deemed to be “underwriters,” any broker-dealers or agents that are involved in selling the shares will be deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of the shares of common stock will be paid by the selling shareholder and/or the purchasers.  Each selling shareholder has represented and warranted to us that it acquired the securities subject to this registration statement for his/her own account for investment and not for the benefit of any other person and not with a view to distribute or sell in violation of the Securities Act or any state securities laws or rules and regulations promulgated thereunder.

If a selling shareholder uses this Prospectus for any sale of the common stock, it will be subject to the Prospectus delivery requirements of the Securities Act.  The selling shareholders will be responsible to comply with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling shareholders in connection with resales of their respective shares under this registration statement. We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock.

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